November 25, 2015

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Savos Dynamic Hedging Fund (formerly Contra Fund), a series of Savos Investments Trust, and, under the date of November 25, 2014, we reported on the statements of assets and liabilities, including the schedules of investments, of Contra Fund as of September 30, 2014, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. On September 9, 2015, we resigned. We have read the statements made by Savos Dynamic Hedging Fund, which we understand will be filed with the Commission pursuant to Item 77k of its Form N-SAR dated November 25, 2015, and we agree with such statements.

Very truly yours,
KPMG LLP